Exhibit 99.1

Globus Maritime Limited Signs New Building Agreements for the Acquisition of Two

Fuel-Efficient 64,000-DWT Motor Bulk Carriers

Glyfada, Greece, August 23, 2023. Globus Maritime Limited ("Globus," the “Company," “we,” or “our”), (NASDAQ: GLBS), a dry bulk shipping company, announced today that it has signed two contracts, through its wholly owned subsidiaries, for the construction and purchase of two fuel-efficient bulk carriers of about 64,000 DWT. The vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of the vessel is approximately $75.5 million, including various extras. The Company intends to finance with a combination of debt and equity.

Athanasios Feidakis President and CEO of Globus commented:

“We are pleased to announce the ordering of our fourth and fifth Ultramax newbuildings from a reputable shipbuilder. We remain consistent in our commitment in renewing our fleet with modern and fuel-efficient vessels. Our efforts in enhancing shareholders value and growing our fleet continue to be firm.”

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of eight dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate eight vessels with a total carrying capacity of 567,467 DWT and a weighted average age of 11.2 years as of June 30, 2023.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited +30 210 960 8300	Capital Link – New York +1 212 661 7566
Athanasios Feidakis, President, CEO & CFO	Nicolas Bornozis globus@capitallink.com
a.g.feidakis@globusmaritime.gr